EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	2003	2002	2001	2000
		(as restated)
Earnings:
Income before taxes and minority interest	47,589	63,078	33,125	32,200
Add: Fixed charges	26,940	25,618	33,961	45,730

Total earnings	74,529	88,696	67,086	77,930
Fixed charges:
Interest expense, including amortization of deferred loan costs	26,088	25,056	33,424	45,230
Interest expense estimate within rental expense	852	562	537	500

Total fixed charges	26,940	25,618	33,961	45,730

Earnings / Fixed Charges	2.77	3.46	1.98	1.70

COMPUTATION OF RATIO OF PROFORMA EARNINGS TO FIXED CHARGES

	2003	2002
Pro forma earnings:
Income before taxes and minority interest	47,589	63,078
Add: Proforma fixed charges	32,491	32,009

Total pro forma earnings	80,080	95,087
Pro forma fixed charges
Interest expense, including amortization of deferred loan costs	26,088	25,056
Add: Increase in interest, including amortization of deferred loan costs on senior subordinated notes computed as if issued as of the beginning of the period Parent debt were repaid at beginning of period	31,639	31,447
Less: Interest expense, included amortization of deferred loan costs on Parent debt assuming repayment at beginning of period	(26,088)	(25,056)
Interest expense estimate within rental expense	852	562

Total proforma fixed charges	32,491	32,009

Pro forma Earnings / Fixed Charges	2.46	2.97